

February 27, 2024

John Srivisal
Chief Financial Officer
Tronox Holdings plc
263 Tresser Boulevard , Suite 1100
Stamford, Connecticut 06901

>   **Re: Tronox Holdings plc**
>   **Form 10-K filed February 22, 2023**
>   **Response dated February 2, 2024**
>   **File No. 001-35573**

Dear John Srivisal:

We have reviewed your February 2, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 15. Exhibits, Financial Statement Schedules.
Exhibits 96.1, 96.2, 96.3, and 96.4, page 106

1.   We note your response to comment 24, and that your proposed draft disclosure includes average annual cash flows. Please confirm that your revised technical report summaries will include cash flows on an annual basis, rather than average annual basis, to comply with Item 601(b)(96)(iii)(B)(19)(iii) of Regulation S-K.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any questions regarding the comment. Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services